Exhibit 99.1

AMARIN APPOINTS DR. LARS EKMAN AS NON-EXECUTIVE
DIRECTOR

DUBLIN, Ireland, November 3, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced the appointment of Lars Ekman, M.D., Ph.D, to the Amarin Board as non-executive director.

Dr. Ekman has more than 24 years experience in the pharmaceutical industry. He was formerly Executive Vice President and President of Global Research and Development at Elan Corporation plc, where he is currently a director and chairs the Science and Technology Committee. Prior to joining Elan, he was Executive Vice President, Research and Development at Schwarz Pharma AG and was employed in a variety of senior scientific and clinical functions at Pharmacia, now Pfizer. Dr. Ekman also sits on the Board of Directors of ARYx Therapeutics Inc., InterMune Inc., and Cebix.

Dr. Ekman is a board certified surgeon with a Ph.D in experimental biology and has held several clinical and academic positions in both the United States and Europe. He obtained his Ph.D and M.D. from the University of Gothenburg, Sweden.

Dr. Ekman commented on his appointment “I am pleased to join Amarin’s board and look forward to supporting Amarin’s quest to bring a new lipid lowering therapy to patients.”

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “I am delighted to welcome Dr. Lars Ekman to the board.  Lars has extensive experience in research and development and a proven track record in bringing pharmaceutical products through to market.  His contribution will be especially valuable as we initiate our Phase 3 clinical trials with AMR101 next year.”

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program entering Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease and epilepsy, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of November 3, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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